SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2018

Commission File Number 0-28800

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2018, incorporated by reference herein:

Exhibit

99.1   Release dated August 1, 2018, "ACQUISITION OF WRTRP BECOMES WHOLLY UNCONDITIONAL"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 1, 2018

By: /s/ Riaan Davel
      Name: Riaan Davel
      Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

ACQUISITION OF WRTRP BECOMES WHOLLY UNCONDITIONAL

Unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the circular to DRDGOLD shareholders, dated Monday, 26 February 2018 ("**Circular**").

Shareholders are referred to the Circular, in terms of which Shareholders were advised of, *inter alia*:

- the proposed acquisition by DRDGOLD of the WRTRP Assets, by way of the acquisition of a 100% shareholding in WRTRP, from Sibanye-Stillwater ("**Acquisition**"); and

- the granting of the Option to Sibanye-Stillwater to subscribe for additional DRDGOLD Shares.

The Company is pleased to advise that all of the Acquisition Conditions have been fulfilled and / or waived and the Acquisition has become wholly unconditional. In the circumstances, the Acquisition has been implemented with effect from Tuesday, 31 July 2018 ("**Implementation Date**").

Shareholders are advised that Sibanye-Stillwater now holds 38.05% in DRDGOLD and that pursuant to the Transaction, Sibanye-Stillwater is also entitled to exercise the Option and subscribe for such number of additional DRDGOLD Shares for cash at a 10% discount to the 30 day volume weighted average traded price of a DRDGOLD Share on the day prior to the date of exercise of the Option, so as to attain up to a 50.1% shareholding in DRDGOLD. The Option must be exercised in whole any time during the period commencing on the Implementation Date and expiring 24 months thereafter.

DRDGOLD's CEO, Niël Pretorius, commented: "*WRTRP is key to our growth strategy, increasing our reserves by 90%. Conclusion of the Acquisition means that the way is clear for DRDGOLD to expedite Phase 1 of its phased plan for the development of WRTRP, to be known going forward as Far West Gold Recoveries, a wholly-owned subsidiary of DRDGOLD.*

Phase 1 involves the upgrading of the Driefontein 2 plant to process tailings from the Driefontein 5 dump at a rate of between 400 000 and 600 000tpm and depositing the residue on the Driefontein 4 tailings dam.

We have secured a R300 million revolving credit facility from a South African Financial Institution for Phase 1, confirmed orders for most of the long lead items, and expect to be in production in the first quarter of calendar year 2019."

Johannesburg
1 August 2018

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